December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (212) 512-4502

Mr. Harold McGraw III
The McGraw-Hill Companies
1221 Avenue of the Americas
New York, NY 10020-1095

Re: **The McGraw-Hill Companies**
Schedule 14A
Filed March 20, 2007
File No. 001-01023

Dear Mr. McGraw:

We have reviewed your response letter dated September 27, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While we note your responses to prior comments 4 and 5, it does not appear that you have undertaken to provide individualized discussions for each named executive officer. Therefore, we re-issue both comments. In future filings, please provide additional detail and analysis regarding the specific compensation payable to each named executive officer. For each named executive officer, identify not only the quantitative and qualitative factors (including individual performance) that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors and contributions of the named executive officers affected the final determination.

2. We note your responses to prior comments 16 and 26. Please confirm that you will describe and explain in future filings the rationale for setting your payment and benefits at their current levels. In so doing, please disclose why you believe that the current levels are appropriate.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor